Dodie Kent
                                                     Vice President and Counsel
                                                     212-314-3970
                                                     Fax:  212-707-1791
                                                     MONY Life Insurance Company
                                                     1290 Avenue of the Americas
                                                     New York, New York 10104

March 13, 2006


Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:   MONY Variable Account L
               Registration No. 333-40554

Commissioners:

MONY Life Insurance Company ("MONY") requests the withdrawal of its submission made pursuant to Rule 477 under the Securities Act of 1933 on February 3, 2006, accession number 0000771726-06-000015.

Please contact the undersigned if there are any questions in connection with this matter.

Very truly yours,



/s/ Dodie Kent